CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

April 30, 2020

VIA E-MAIL

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Patrick Kuhn, Staff Attorney
Jim Allegretto, Staff Attorney

Re:	Noble Vici Group, Inc.
Form 10-K for Fiscal Year Ended March 31, 2019
Filed on July 15, 2019
File No. 000-54761
Response dated April 27, 2020

Gentlemen:

On behalf of Noble Vici Group, Inc. (the “Company” or “NVGI”), we are hereby responding to the comment letter dated April 27, 2020 (the “Staff Letter”), from the staff of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Form 10-K for Fiscal Year Ended March 31, 2019

Key Performance Indicators: Gross Cash Receipts, Supplier Product & Logistics Allowance and Commission Payout, page 17

1. We note your response to our prior comment 1 and your proposal to remove the discussions on non-GAAP measurements and replace the measures with the following three metrics to gauge your performance: (1) Gross Merchandise Value (GMV); (2) Maximum Purchasing Performance (MPP); and SMGA Costs. Please tell us and disclose in greater detail how the MPP and the SMGA metrics provide useful information to investors. In this regard, we note that MPP is calculated by dividing cost of goods sold by GMV wherein cost of goods sold is an actual cost number recorded on your financial statements while GMV represents the aggregate of suggested retail prices of goods offered, as opposed to sold, on your website and does not represent actual amounts of sales or GMV that were realized through sales. In addition, it appears to us that the same holds true of SGMA ratio in that it is calculated from a suggested value instead of a realized value. Please make any necessary modifications and revise your presentation.

Response:

While we believe that the MPP and SMGA metrics are useful indicators to assess the efficiency of our business, we understand that these metrics may not be directly relevant to investors. As such, we propose to exclude these internal indicators in our Form 10-K for the Fiscal Year Ended March 31, 2019.

Based on the foregoing, we propose the following amendments to Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations of our Form 10-K for the fiscal year ended March 31, 2019:

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Removal of the following section:

Key Performance Indicators: Gross Cash Receipts, Supplier Product & Logistics Allowance and Commission Payout.

In addition to Net Revenue, we focus on several non-GAAP key performance indicators to assist us in assessing the strength of product sales and our supply chain across different geographical regions: Gross Cash Receipts, Supplier Product & Logistics Allowance, and Commission Payout.

“Gross Cash Receipts” means proceeds actually received from products sold. This is a non-GAAP indicator that does not correlate to gross revenue and may not be comparable to similarly-titled measures used by other companies.

“Undelivered items” refers to products sold for which we have received payment but have not yet been delivered to the purchaser.  This is a non-GAAP indicator on which we rely to assess the strength and performance of our supply chain, product delivery obligations, product trends and the like.

“Supplier Product & Logistics Allowances” means the fees and costs that we pay to the applicable product supplier to manufacture, package and ship our products to our end customer.  This is a non-GAAP indicator on which we rely to determine the cost of manufacturing, packaging and delivering our products.

“Commission Payout” refers to the commission payments that we make to resellers of our products.

The criteria we use to determine how and when we recognize the foregoing key performance indicators are not identical to our revenue recognition policies under U.S. GAAP.  By way of example, unlike net sales, which are generally recognized when the product is delivered and both the title and risk and rewards pass to the buyer, as discussed in greater detail in Note 2, Summary of Significant Accounting Policies, to the Consolidated Financial Statements, we recognize Gross Cash Receipts when we receive funds from the buyer, which is generally prior to the product being delivered to the buyer.

The following describes the relationship between our key performance indicators and US GAAP reporting:

	Year ended March 31,
	2019	2018
Gross Cash Receipts	$35,392,801	$28,379,893
Less: Undelivered items	$(5,138,454)	$(3,829,812)
Less: Supplier’s product & logistics allowances	$(8,953,825)	$(8,969,568)
Less: Commission payout	$(13,431,260)	$(12,178,312)
Net Cash Receipts	$7,869,262	$3,402,201

Other Sales	$757,456	$221,779

Net Revenue	$8,626,718	$3,623,980

For the year ended March 31, 2019, our Gross Cash Receipts net of sales was $35,392,801, representing a 25% year-on-year increase from $28,379,893 for the same period ended 2018. This was attributed to change in product and offering mix from sale of Cordyceps in China to sales from our V-More ecommerce platform. Our customers’ orders are fulfilled on a first in, first out basis over each month. Currently, we have yet to deliver $5,138,454 of products. We hope to progressively fulfill these backorders over the next three months.

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Our Supplier Product & Logistics Allowances for the year ended March 31, 2019 and 2018 were $8,953,825 and $8,969,568 respectively. This represents a marginal change year-on-year. These were mainly attributable to the sale of Cordyceps in China which are primarily distributed through Resellers.

Commission Payout for the year ended March 31, 2019 was $13,431,260 as compared to $12,178,312 for the year ended March 31, 2018. The increase in Commission Payout was due to increased sales from V-More in Malaysia and Indonesia.

For the year ended March 31, 2019, other sales of $757,456 consisted mainly of service fee income and management fee income as compared to $221,779 for the same period of 2018 where other sales consisted primarily of service fee income.

Replace with the following section:

Key Performance Metric: Gross Merchandise Value.

In addition to Net Revenue, we focus on a key performance metric to assist us in assessing the strength of utilization by users of our platform and their procurement of goods and services offered by the platform.

“Gross Merchandise Value” or “GMV” means the aggregate value of suggested retail prices of goods and services offered by us. GMV will provide us with a baseline against which we measure changes in our market share against industry forecasts or actual performance. This is a non-GAAP metric that may not correlate to net revenue and may not be comparable to similarly-titled measures used by other companies.

The criteria we use to determine how and when we measure the foregoing key performance metric are not identical to our revenue recognition policies under U.S. GAAP. By way of example, unlike net sales, which are generally recognized when the product is delivered and both the title and risk and rewards pass to the buyer, as discussed in greater detail in Note 2, Summary of Significant Accounting Policies, to the Consolidated Financial Statements, we measure GMV on aggregated confirmed orders of goods and services through our online e-commerce platform, based on suggested retail prices of these goods and services.

The following describes the relationship between our GMV performance metric against market data:

	Year ended March 31,
	2019	2018	2017**
Gross Merchandise Value (GMV)	$35,392,801	$28,379,893	$15,336,552
GMV YoY %	25%	85%

Worldwide retail ecommerce sales (WRES) forecast in billions*	$3,535	$2,982	$2,382
WRES YoY%	18%	25%

GMV growth vs WRES growth % [Better (B) / Worse (W)]	+7% (B)	+60% (B)

*Source: https://www.statista.com/statistics/379046/worldwide-retail-e-commerce-sales/

** For comparative purpose only

For the year ended March 31, 2019, our GMV was $35,392,801, representing a 25% year-on-year increase from $28,379,893 for the same period ended 2018. This was attributed to change in product and offering mix from sale of Cordyceps in China to sales from our V-More ecommerce platform. For the year ended March 31, 2018, GMV growth was 85%, representing a major shift from digital gaming sales to Cordyceps sale in China. As we are a consumer bulk discount platform, we have seen increased traffic into our online platform for the year ended March 31, 2019.

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For the year ended March 31, 2019, our GMV growth of 25% was 7% higher than WRES growth of 18%. This represent that we are ahead of the growth in WRES. For the year ended March 31, 2018, our GMV growth of 85% which was higher than WRES growth of 25%. We performed substantially better for the year ended March 31, 2018 due to the intense focus in China for the sale of Cordyceps at that time.

Amendment to Auditor Opinion:

For completion purposes, we also expect the auditor to revise its opinion with the addition of the below language, which will be inserted immediately following the opinion paragraph.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the consolidated financial statements, as of March 31, 2019, the Company has suffered from an accumulated deficit of $125,141,278 and working capital deficit of $2,227,267. These factors create an uncertainty as to the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW

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